77.L.

As required, effective January 1, 2001, the Fund has adopted the provisions of the AICPA Audit & Accounting Guide for Investment Companies, released in December, 2000 and began amortizing discount and premium for all debt securities. The statement of changes in net assets and financial highlights for prior periods have not been restated to reflect this change in presentation.